[United Rentals Logo]

 FOR IMMEDIATE RELEASE

             UNITED RENTALS, INC. EXTENDS $22.75 PER SHARE CASH
                TENDER OFFER FOR RENTAL SERVICE CORPORATION

           GREENWICH, CT, MAY 28, 1999 - United Rentals, Inc. (NYSE: URI) today announced that it has extended its $22.75 per share cash tender offer for shares of Rental Service Corporation (NYSE: RSV) to midnight, New York City time, on June 18, 1999. The tender offer was previously scheduled to expire at midnight on May 27, 1999.

      As of midnight on May 27, Rental Service stockholders had validly tendered 3,639,088 shares pursuant to the tender offer, representing approximately 15% of the 24,268,770 common shares outstanding.

      United Rentals announced its $22.75 per share all cash offer for the outstanding shares of Rental Service on April 5. The offer represents a 32% premium to Rental Service's closing price on the last day of trading prior to the announcement.

      United Rentals, Inc. is the largest equipment rental company in North America and serves over 900,000 customers through its network of 506 locations in 41 states, Canada and Mexico.

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 United Rentals, Inc.

 Investor contact:           Media contact:
 Robert Miner                Fred Bratman or Tracy Williams
 United Rentals              Sard Verbinnen & Co.
 Phone: 203-622-3131         Phone: 212-687-8080
 Fax: 203-622-6080           Fax: 212-687-8344
 E-mail: bminer@ur.com       E-mail: fbratman@sardverb.com
                                  or twilliams@sardverb.com